Exhibit 1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(US dollars, in accordance with Canadian GAAP)
Prepared May 9, 2007 for the three months ended March 31, 2007. The following discussion and analysis of the financial condition and results of operations of Peru Copper Inc. (the “Company” or “Peru Copper”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2007, and the notes hereto. This discussion and analysis includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as C$.
Except for statements of fact, this document contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”
As a Canadian public company, Peru Copper is required to disclose mineral resources and mineral reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) and National Instrument 43-101 (“NI 43-101”) developed by the Canadian Securities Administrations, which establishes standards for all public disclosure of scientific and technical information concerning mineral projects by Canadian companies. The discussion of mineral reserves and resources herein is based upon NI 43-101 and the CIM Standards which differ from the requirements of the United States Securities and Exchange Commission (“SEC”). See “Cautionary Notes to U.S. Investors” at the end of this document for additional information.
Forward-Looking Information
This management discussion and analysis contains certain forward-looking statements, within the meaning of the United States Private Securities Legislation Reform Act of 1995 and applicable Canadian securities legislation, relating to the Company that are based on the beliefs of management as well as assumptions and estimates made by management based on information currently available to the Company. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “project”, “intend” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things; the outcome of outstanding litigation; claims and administrative proceedings; resource and reserve estimates; currency fluctuations; regulatory compliance; the sufficiency of current working capital; and the estimated cost, availability and amount of funding required for the continued development of the Company’s exploration rights and mining concessions; as well as those risks set out under “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006, which is available at www.sedar.com and the Company’s annual report on Form 40-F filed with the United States Securities and exchange Commission. There may be other factors that factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.
The Company undertakes no obligation to supplement, amend, update or revise any of the forward-looking statements contained herein if circumstances or management’s beliefs or estimates change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.
Overview
Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate Ltd., a Cayman Islands company that beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company (“Minera Peru Copper”).
The Company is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Minera Peru Copper executed an option agreement (the “Toromocho Option Agreement”) with Empresa Minera del Centro del Peru, a Peruvian state-owned mining entity (“Centromin”), whereby it acquired exploration rights and a five year option to acquire development rights with respect to 47 mineral concessions located in Morococha, a historical mining district in central Peru (the “Toromocho Project”). On December 15, 2006, Centromin assigned its rights and obligations of the Toromocho Option Agreement to Activos Mineros S.A.C., a Peruvian state-owned mining company (“Activos Mineros”) On October 16, 2006, Minera Peru Copper acquired Minera Centenario S.A.C (“Centenario”), a Peruvian company and the owner of 30 additional concessions in the Morococha region from Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) and executed and option to purchase an additional group of 30 concessions from Austria Duvaz.
Recent Developments
On January 3, 2007, the Company announced that a second copper-zinc zone is being drill tested immediately north of the Toromocho orebody. This skarn mineralization is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody.
On January 4, 2007, the Company announced the appointment of Gerald Wolfe to the position of President, Chief Executive Officer and Director of the Company effective January 15, 2007.
On February 5, 2007, the Company announced results from its recent column leach testing at the Toromocho copper deposit. These preliminary test results suggest that the geology of the Toromocho orebody maybe suited to an initial heap leach operation followed several years later by flotation concentration, which could result in a smaller upfront investment from the Company, as well as a shorter timeframe to copper production.
On February 23, 2007, the Company announced the retirement of Mr. Charles Preble from the Board of Directors effective February 28, 2007. Mr. Preble will continue to serve the Company as a consultant.

Results of Operations
For the Three Months Ended March 31, 2007
The Company prepares its financial statements in U.S. dollars and in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”). Peru Copper expenses all costs not directly related to its exploration and drilling efforts of the Toromocho Project and capitalizes all exploration expenses.
For the three months ended March 31, 2007, the Company recorded a loss of $1.3 million as compared to a loss of $1.0 million for the same period in 2006. Contributing to the Company’s loss was an increase of $0.4 million in management fees and salaries from $0.1 million in the first quarter of 2006 to $0.5 million in the first quarter of 2007. The increase in management fees was primarily due to a severance payment made to a retired management member and management bonuses.
Other items that contributed to the Company’s loss in the first quarter of 2007 included stock-based compensation and travel expenses, which together increased by $0.1 million. The increase in stock-based compensation was due to the vesting of outstanding stock options issued to directors, officers, employees and consultants. The Company capitalizes all stock-based compensation related to the vesting of stock options granted to employees and consultants who work directly on the Toromocho Project and expenses all other stock-based compensation. Travel expenses increased due to the continued development of the Feasibility Study, which is being conducted on the 47 concessions that make up the Toromocho Project (“Feasibility Study”).
Expenses were partially offset by $0.4 million of interest earned on cash balances and a small foreign exchange gain.
Capitalized Expenses
All of the Company’s $12.8 million of exploration expenses during the first quarter of 2007 have been capitalized under Canadian GAAP to exploration properties and all administration expenses of the Company have been expensed.
The bulk of the capitalized expenses for the first quarter 2007 were related to $8.1 million in acquisition and lease costs associated with the acquisition of Minera Centenario and payments made to Austria Duvaz. These payments were made in accordance with the agreements signed with Austria Duvaz in 2006.
Contributing to the capitalized expenses in the first quarter of 2007 were salaries and consulting fees and expenses of $2.1 million that were related to costs associated with an increasing number of consultants working on the Feasibility Study as well as the approximately 55 employees who normally work on the Toromocho Project. Supplies and general expenses totaled $0.7 million for the three months ended March 31, 2007 due to the accelerated development of the Feasibility Study.
Additional capitalized costs in the first quarter of 2007 include drilling expenses of $0.5 million, value added taxes of $0.4 million due to the purchase of supplies and

$0.3 million in stock-based compensation for workers and consultants working directly on the Toromocho Project.
Cash Flows
Cash flows from operating activities for the three months ended March 31, 2007 were $0.8 million, as compared to cash flow used in operating activities of $1.0 million for the three months ended March 31, 2006. The change in cash flows resulted as the Company had an increase in operating accounts payable as of March 31, 2007 compared to March 31, 2006.
Cash used in investing activities for the three months ended March 31, 2007 was $3.2 million compared to $43.4 million for the three months ended March 31, 2006. The decrease was primarily due to the fact that the Company purchased $40.6 million of short-term investments in the first quarter of 2006. In the current quarter, the Company redeemed $9.9 million of short-term investments, which was used to fund $14.9 million for exploration and development of the Toromocho Project.
Cash receipts from financing activities in the three months ended March 31, 2007 was $0.2 million compared to $40.5 million for the same period in 2006. The difference relates to proceeds of $40.2 million from the exercise of warrants in the first quarter of 2006.
Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Peru Copper for each of the eight most recently completed quarters, which is derived from unaudited quarterly consolidated financial statements prepared by management.

			Basic and Diluted
		Income (Loss) from	Income (Loss) per
		Continued	Share from
		Operations and Net	Continued
		Income (Loss) in	Operations and Net
Period	Revenues	Millions	Income (Loss)
1st Quarter 2007	Nil	$(1.3)	$(0.01)
4th Quarter 2006	Nil	$(0.9)	$(0.01)
3rd Quarter 2006	Nil	$(0.9)	$(0.01)
2nd Quarter 2006	Nil	$(0.6)	$(0.01)
1st Quarter 2006	Nil	$(1.0)	$(0.01)
4th Quarter 2005	Nil	$(1.3)	$(0.01)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)
2nd Quarter 2005	Nil	$(0.8)	$(0.01)
During the first quarter of 2007 the loss from operations increased by $0.4 million as compared to the fourth quarter of 2006. Contributing to this loss were increases in management fees of $0.3 million due to severance payments to retiring management members and $0.1 million less of interest income earned on cash or cash equivalent deposits.

Fluctuations over the past seven quarters in income and losses are discussed in the management’s discussion and analysis for the year ended December 31, 3006, which is available at www.sedar.com
Liquidity and Capital Resources
Cash and Short Term Investments
Peru Copper had cash and cash equivalents balance of $23.9 million at March 31, 2007, compared to $35.6 million at December 31, 2006. The $11.7 million decrease in cash and equivalents was primarily due to the Company’s payment obligations relating to the Austria Duvaz agreements and the continued advancement of the Feasibility Study. These and other significant expenditures are further described in the “Expenditures” section below. The Company maintains the bulk of its cash and equivalents in low-risk investment instruments that comply with the Company’s short term investment policy, which is to preserve and grow the value of invested assets while providing sufficient liquidity to meet required cash flows.
Expenditures
In the current quarter the Company made $5.1 million of payments related to its agreements with Austria Duvaz. $1.0 million was paid to the shareholders of Centenario, a private company that was acquired in 2006 pursuant to the Company’s share purchase agreement with Austria Duvaz. $4.1 million was paid to reduce Austria Duvaz debt obligations in accordance with the transfer option agreement signed with Austria Duvaz in 2006.
During the first quarter of 2007, there was an increase in the work on the Feasibility Study which resulting in expenditures that totaled $3.0 million. Of this total, $2.2 million was paid to consultants and the balance represents the cost of continued metallurgical testing.
Other significant expenditures for the first quarter of 2007 included a $1.9 million cash payment to the Pucara community. The payment was made to fulfill an agreement reached between the Company and the Pucara community in settlement of a dispute between the community and Centromin relating to land which is required for the successful development of the Toromocho Project.
Additionally, the Company spent $0.8 million on drilling and assay work on the two recently discovered copper-zinc skarn areas adjacent to the IMC defined pit area, including some exploration work on concessions subject to the Austria Duvaz agreements.
Outlook and Capital Requirements:
The Company estimates that it has sufficient cash and equivalents to meet its planned expenditures and operating needs well into the fourth quarter of 2007. Based upon current information and the Company’s future capital requirements, this amount will be insufficient to cover the Company’s commitments and planned expenditures beyond the fourth quarter of 2007. This estimate is based on current information, and Company’s expenditures and cash requirements may change over time.

Planned expenditures for 2007 include the completion of the Feasibility Study as well as other technical studies, the servicing of the Austria Duvaz debt obligations, the continuation of the Company’s resettlement program, continued exploration drilling and assay work, as well as the Company’s general and administrative costs associated with the development of the project. Planned expenditures for periods immediately beyond 2007 include the exercise of the Toromocho Option, continued development of the Toromocho Project and increased expenditures related to community resettlement.
The Company is aware of its cash needs and requirements and is attempting to secure additional financing to satisfy its future commitments and planned expenditures, including the exercise of the Toromocho Option. The Company anticipates obtaining additional financing through but not limited to, the issuance of additional equity, debt and other forms of financing. The Company believes that given the excellent opportunity that the Toromocho Project represents and the current state of world markets the necessary financing will be obtained, although the Company has no assurance that such financing will be available on favorable terms.
Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of the Feasibility Study, the Company’s ability to exercise the Toromocho Option and drilling and metallurgical testing results from the Toromocho Project and the concessions acquired from Austria Duvaz and Centenario), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.
Contractual and Commitment Obligations:
The following summarizes our material contractual and commitment obligations as of March 31, 2007.
Toromocho Option:
In June 2003, the Company entered into the Toromocho Option with Centromin. Pursuant to this agreement upon the exercise of the option the Company will have to put up a $30.0 million performance bond guarantee before June 11, 2008, the date the option expires.
Centenario Shareholders:
In 2006 the Company acquired Minera Centenario, a Peruvian company controlled by Austria Duvaz, and its mining concessions. In accordance with the agreement, the Company will pay a sum of $8 million to the shareholders of Centenario of which $5.0 million remains to be paid as of March 31, 2007.
Austria Duvaz Debt:
Pursuant to an agreement with Austria Duvaz, the Company has the right to acquire interests in 30 mining concessions held by Austria Duvaz. In exchange for this right, the Company will assume and settle approximately $13.1 million of outstanding debt incurred by Austria Duvaz. The Company has the right to renegotiate the terms of these debt obligations to obtain the greatest economic benefit. Payments related to the Austria Duvaz debt obligations will begin to be made in 2007 and last for a 5 year period with maximum yearly amounts to be settled. During the first quarter of 2007 the Company settled $4.9 million of Austria Duvaz debt obligations and as of March 31, 2007 $8.2 million of debt obligations remain to be paid.
Litigation, Claims and Assessment
In the first quarter of 2007 there have been no material changes to the litigation, claims and assessment issues as reported in the December 31, 2006 year end management discussion and analysis.
Related Party Transactions
Certain directors provided consulting services to the Company, either directly or through companies owned by them, during for the first quarter 2007. A company controlled by the Executive Chairman David Lowell, Lowell Mineral Exploration, was paid $39,939. Catherine McLeod-Seltzer, a Director of the Company was paid $7,500 for consulting services, and Pathway Capital Ltd., a company owned by Director David De Witt, was paid $15,401 in consulting fees during the first quarter of 2007.
Directors and officers who provided legal services either directly or through companies affiliated with them, included Miguel Grau of Estudio Grau and Paul Stein of Cassels Brock & Blackwell LLP. During the first quarter of 2007, Estudio Grau was paid $26,312 for legal services and Cassels Brock & Blackwell was paid $84,924 for legal work performed.
For the three months ended March 31, 2007, Pathway Capital Ltd. has received $29,410 in reimbursements related to the management services agreement that the Company has with Pathway Capital.
Critical Accounting Policies
The details of the Company’s accounting policies are presented in note 2 of the 2006 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:
Resource Properties
The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.
All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.
The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.
Stock-based Compensation
The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Prior to October 2006, management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. From October 2006 and forward, the Company has used its own share price for determining the volatility factor for its stock-based compensation assumption. In addition, management has assumed that 100% of the options will be exercised and the estimated length of the option will be 3.75 years. These assumptions may not necessarily be an accurate indicator of future volatility.
The Company adopted the provisions of CICA Sections 3855, Financial Instruments — Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an unrealized gain of $301,403 for the change in accounting for financial assets classified as held-for-trading and measured at fair value instead of cost. This increase is reported as a one-time cumulative effect of a change in accounting policy in opening deficit on January 1, 2007.
Financial Instruments
The Company’s financial assets and liabilities comprise cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties and debt. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments, except as otherwise noted.
Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and due to related parties are reported at their fair values on the balance sheet. The fair values of these financial instruments approximates their carrying values due to their short-term nature or capacity of prompt liquidation.

The Company determines the classification of its financial assets at initial recognition. When financial assets and liabilities are recognized initially, they are measured at fair value, normally being the transaction price plus, in the case of financial assets and liabilities not at fair value through profit or loss, directly attributable transaction costs.
Short Term Investments
All short term investments are classified as held-for-trading because the Company intends to use these investments in its normal course of financing its exploration activities. The held-for-trading method was applied to estimate the fair value of short term investments at balance sheet dates using quoted market prices at close of business on the balance sheet date with changes in fair value recorded in the statement of operations. All short term investments have been reclassified from cash and cash equivalents.
Debt
When a debt is recognized initially, the Company measures it at its fair value plus, in the case of a debt not measured at fair value with changes in value through profit or loss, transaction costs that are directly attributable to the issue of the debt. The Company has reported its debt relating to the acquisition of mining concessions from Austria Duvaz at its fair value, using management best estimate of what it expects future repayments to be and when these payments are to be made. The Company has the right to renegotiate the long-term debt and as a result some of the debt owing may be reduced in the future. The long-term debt recorded of $12,182,791 is the Company’s estimate of what it expects to pay in settling these debts. In order to determine its fair value, the Company used its interest rate earned on its short term investments for determining the fair value of the debt at the balance sheet date.
Outstanding Share Data
The following is a summary of the Company’s outstanding share data as of May 9, 2007.
Common Shares
A total of 119,340,317 common shares are outstanding.
Convertible Securities
A total of 7,539,460 stock options are issued and outstanding, with expiry dates ranging from June 30, 2008 through January 15, 2012. All stock options entitle the holders to purchase common shares of the Company.
Disclosure Controls and Internal Control Over Financial Reporting
Changes in Internal Control Over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Additional Sources of Information
Additional sources of information regarding Peru Copper, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2006 is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.
Cautionary Notes to US Investors
Mineral reserves have been calculated in accordance with NI 43-101 and the CIM Standards and do not qualify as reserves under United States Industry Guide 7. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve.
This document also references the terms “measured”, “indicated”, and “inferred” resources and while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources will ever be converted into mineral reserves. Further, “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.